July 15, 2024

Kunal K. Singh
President
J.P. Morgan Chase Commerical Mortgage Securities Corp.
383 Madison Avenue, 8th Floor
New York, New York 10179

       Re: J.P. Morgan Chase Commerical Mortgage Securities Corp.
           Registration Statement on Form SF-3
           Filed June 18, 2024
           File No. 333-280318
Dear Kunal K. Singh:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-
       backed securities involving the same asset class. Please refer to General Instruction I.A.2.
       of Form SF-3.
Prospectus Cover, page 2

2. We note that your statement located on the Prospectus Cover stating that the certificates will represent interests in the issuing entity appears to be incomplete. Please revise.
 July 15, 2024
Page 2
Risk Factors
Risks Related to Market Conditions and Other External Factors
The Coronavirus Pandemic Has Adversely Affected the Global Economy and Will
Likely
Adversely Affect the Performance of the Mortgage Loans, page 54

3. We note your disclosure that the loss models used by the rating agencies to rate the certificates may not have accounted for the possible economic effects of the COVID-19
       pandemic or the borrowers    ability to make payments on the mortgage
loans. Please add
       additional disclosure to explain why this is the case or revise this disclosure to the extent that it is no longer accurate.
4. We also note that, while the risk factor includes a statement indicating that it will be updated to reflect specific risks at the time of a future offering, disclosure in the form of prospectus should also be reflective of the information known or reasonably available to the registrant at the time of filing. This risk factor does not appear to reflect the current state of the COVID-19 pandemic and related market conditions, including as described in the final prospectuses for your recent shelf offerings. Please revise. Risks Relating to the Mortgage Loans
Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants
and Tenant Leases
Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks, page
60

5. We note your disclosure that an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property, is duplicated on this page. Please delete the duplicated disclosure.
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests, page 113

6. We note your disclosure that the underwriter entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please explain how this disclosure is consistent with
       Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law.
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 119

7. We note your disclosure that the b-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates.
       Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the b-piece buyer for purposes of Securities Act Rule 192. July 15, 2024
Page 3
Annexes
Annex A-1 - Certain Characteristics of the Mortgage Loan and Mortgaged Properties, page A-1

8. We note that the tables presenting certain characteristics of the mortgage loans and mortgaged properties reference historical information, such as financials and property operating statistics, for the pool assets for years 2012, 2013, and 2014. Please update these tables where necessary to reflect more recent historical data on the pool assets and confirm that the tables will be updated to reflect the appropriate period of time for each offering.
Annex A-3 - [Description of Top [Ten/Fifteen] Mortgage Loans and Additional Mortgage Loan
Information], page A-3

9. We note that the tables included in Annex A-3 reference data for various different timeframes. For example, the Property Information table on page A-3-1 refers to NOI calculations for the years 2012-2014. Additionally, the tables disclosing historical and current occupancy rates and operating history and other financial information on pages A-
       3-2 and A-3-3 refer to data for the years 2018-2021. Please update this data to reflect, as appropriate, the relevant years for such information and confirm that the tables will be updated to reflect the appropriate period of time for each offering.
Part II - Information Not Required in Prospectus
Item 14, Exhibits, page II-6

10.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brandon Figg at 202-551-3260 or Kayla Roberts at 202-551-3490 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance